UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

TELECOMMUNICATION SYSTEMS, INC.

(Name of Subject Company (Issuer))

TYPHOON ACQUISITION CORP.

(Offeror)

A Wholly Owned Subsidiary of

COMTECH TELECOMMUNICATIONS CORP.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

CLASS A COMMON STOCK, $0.01 PAR VALUE CLASS B COMMON STOCK, $0.01 PAR VALUE	87929J103
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Stanton D. Sloane

President and Chief Executive Officer

Comtech Telecommunications Corp.

68 South Service Road, Suite 230

Melville, New York 11747

(631) 962-7000

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copies to:

Robert A. Cantone, Esq.

Michael E. Ellis, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, New York 10036

(212) 969-3000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$363,206,690	$36,574.92

*Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 72,641,338 shares of common stock, $0.01 par value per share, of TeleCommunication Systems, Inc. (the “Shares”), the estimated maximum number of Shares that may be acquired in this tender offer (representing (i) 62,061,396 Shares issued and outstanding, (ii) 10,125,160 Shares issuable upon the exercise of outstanding options exercisable prior to March 22, 2016 and (iii) 454,782 Shares that will no longer be subject to forfeiture and other restrictions prior to March 22, 2016), multiplied by (b) the offer price of $5.00 per Share. The foregoing share figures have been provided by the issuer to the offerors and are as of December 3, 2015, the most recent practicable date.

**The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $116.20 per $1,000,000 of transaction value.

☒         Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$36,574.92	Filing Party:	Comtech Telecommunications Corp. Typhoon Acquisition Corp.
Form of Registration No.:	Schedule TO	Date Filed:	December 7, 2015

☐          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒         third-party tender offer subject to Rule 14d-1.

☐          issuer tender offer subject to Rule 13e-4.

☐          going-private transaction subject to Rule 13e-3.

☐          amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐          Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐          Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed on December 7, 2015 (the “Schedule TO”), relating to the offer (the “Offer”) by Typhoon Acquisition Corp., a Maryland corporation (“Purchaser”) and a direct, wholly owned subsidiary of Comtech Telecommunications Corp., a Delaware corporation (“Comtech”), to purchase all the issued and outstanding shares of Class A common stock, par value $0.01 per share (the “Class A Shares”), and Class B common stock, par value $0.01 per share (the “Class B Shares”, together, with the Class A Shares, the “Shares”), of TeleCommunication Systems, Inc., a Maryland corporation (“TCS”), at a price of  $5.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 7, 2015 (the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.” The Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule TO.

Item 11.     Additional Information.

Section 15—“Certain Legal Matters” of the Offer to Purchase is hereby amended by adding the following paragraph at the end of the Section 15 of the Offer to Purchase:

Litigation.   On December 9, 2015, a putative class action, Stanley Magee v. TeleCommunication Systems, Inc., related to the Merger Agreement was commenced by the filing of a complaint in Maryland, in the Circuit Court for Anne Arundel County, against TCS, members of the TCS Board, Comtech and Purchaser. The complaint generally alleges breaches of fiduciary duty by members of the TCS Board in connection with the Merger Agreement. Further, the complaint alleges that TCS, Comtech and Purchaser aided and abetted the purported breaches of fiduciary duty. The complaint seeks equitable and injunctive relief, including an order enjoining the defendants from completing the proposed Merger, rescission of any consummated transaction, unspecified damages and attorneys’ fees. Comtech and Purchaser believe this civil action is wholly without merit, and intend to vigorously defend against it. Additional civil actions may be filed against TCS, Comtech, Purchaser and/or any of their respective directors in connection with the Merger.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2015

COMTECH TELECOMMUNICATIONS CORP.

By:	/s/ Michael D. Porcelain
Name: Michael D. Porcelain
Title: Senior Vice President and Chief Financial Officer

TYPHOON ACQUISITION CORP.

By:	/s/ Michael D. Porcelain
Name: Michael D. Porcelain
Title: Treasurer